Exhibit 99.1

Ctrip Reports Unaudited First Quarter of 2018 Financial Results

Shanghai, China, May 22, 2018 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2018.

Key Highlights for the First Quarter of 2018

•                                Ctrip reported strong financial results in the first quarter of 2018.

•                      Net revenue increased 11% year-on-year to RMB6.7 billion (US$1.1 billion) in the first quarter of 2018.

•                      Net income attributed to Ctrip’s shareholders increased by more than 19 times year-on-year to RMB1.1 billion (US$170 million) in the first quarter of 2018, compared to RMB52 million in the same period in 2017.

•                                Ctrip’s international businesses sustained robust growth momentum.

•                      Excluding Skyscanner, international air ticketing accounted for over 40% of the group’s air ticketing revenue, as we continue to ride the wave of Chinese outbound customers and expand our customer base in overseas markets.

•                      Skyscanner’s direct booking program continues to gain momentum, delivering revenue growth of over 600% year-on-year in the first quarter.

•                                The Company increased its presence in lower-tier cities.

•                      Total gross merchandise volume of the offline stores grew around 50% year-on-year in the first quarter of 2018.

“I’m glad that Ctrip achieved solid results in the first quarter of 2018,” said Jane Sun, Chief Executive Officer. “We are hugely grateful for the trust of our customers. Together with our partners, we strive to make their travel easier and more enjoyable. There are still many improvements for us to make, and also many areas where we can further unleash our potential. We are in a good position to capture growth in the travel industry, both domestically and globally, and we are very excited about the bright future ahead of us.”

“In the past 19 years since the launch of Ctrip, we have claimed many firsts in the travel service area,” said James Liang, Executive Chairman. “We must be mindful that Ctrip’s success to date has come from the value we created for customers, and this will not change in the future. Despite the challenges and setbacks along the way, we believe that as long as we stick to customer centric principles and continually make investments and innovations, we will become the best travel service provider in the world and the pride of the travel industry.”

First Quarter of 2018 Financial Results and Business Updates

For the first quarter of 2018, Ctrip reported net revenue of RMB6.7 billion (US$1.1 billion), representing an 11% increase from the same period in 2017. Net revenue for the first quarter of 2018 increased 9% from the previous quarter.

Accommodation reservation revenue for the first quarter of 2018 was RMB2.5 billion (US$397 million), representing a 23% increase from the same period in 2017, primarily driven by an increase in accommodation reservation volume. Accommodation reservation revenue for the first quarter of 2018 increased 14% from the previous quarter, primarily due to seasonality.

Transportation ticketing revenue for the first quarter of 2018 was RMB2.9 billion (US$460 million), which remained consistent with the same period of 2017. Transportation ticketing revenue decreased 1% from the previous quarter.

Packaged tour revenue for the first quarter of 2018 was RMB834 million (US$133 million), representing an 18% increase from the same period in 2017, primarily driven by an increase in volume growth of organized tours and self-guided tours. Packaged-tour revenue for the first quarter of 2018 increased 52% from the previous quarter, primarily due to seasonality.

Corporate travel revenue for the first quarter of 2018 was RMB180 million (US$29 million), representing a 25% increase from the same period in 2017, primarily driven by expansion in travel product coverage. Corporate travel revenue for the first quarter of 2018 decreased 13% from the previous quarter, primarily due to seasonality.

Gross margin was 82% for the first quarter of 2018, compared to 80% in the same period in 2017, and 83% for the previous quarter.

Product development expenses for the first quarter of 2018 increased by 10% to RMB2.2 billion (US$344 million) from the same period in 2017, primarily due to the increase in product development personnel related expenses. Product development expenses for the first quarter of 2018 increased 4% from the previous quarter. Product development expenses for the first quarter of 2018 accounted for 32% of the net revenue. Excluding share-based compensation charges, Non-GAAP product development expenses for the first quarter of 2018 accounted for 29% of the net revenue, which increased from 28% for the same period in 2017 and decreased from 30% for the previous quarter.

Sales and marketing expenses for the first quarter of 2018 increased by 11% to RMB2.1 billion (US$333 million) from the same period in 2017, primarily due to an increase in sales and marketing activities to strengthen our market position and personnel related expenses. Sales and marketing expenses for the first quarter of 2018 increased 3% from the previous quarter. Sales and marketing expenses for the first quarter of 2018 accounted for 31% of the net revenue. Excluding share-based compensation charges, Non-GAAP sales and marketing expenses for the first quarter of 2018 accounted for 31% of the net revenue, which increased from 30% for the same period in 2017 and decreased from 32% for the previous quarter.

General and administrative expenses for the first quarter of 2018 increased by 1% to RMB646 million (US$103 million) from the same period in 2017. General and administrative expenses for the first quarter of 2018 decreased 8% from the previous quarter, primarily on the back of more provision of trade and other receivables was made in previous quarter. General and administrative expenses for the first quarter of 2018 accounted for 10% of the net revenue. Excluding share-based compensation charges, Non-GAAP general and administrative expenses accounted for 8% of the net revenue, which increased from 7% for the same period in 2017 and decreased from 9% for the previous quarter.

Income from operations for the first quarter of 2018 was RMB590 million (US$95 million), compared to RMB374 million in the same period in 2017 and RMB303 million in the previous quarter. Excluding share-based compensation charges, Non-GAAP income from operations was RMB966 million (US$156 million), compared to RMB896 million in the same period in 2017 and RMB703 million in the previous quarter.

Operating margin was 9% for the first quarter of 2018, compared to 6% in the same period in 2017, and 5% in the previous quarter. Excluding share-based compensation charges, Non-GAAP operating margin was 14%, compared to 15% in the same period in 2017 and 11% in the previous quarter.

Income tax expense for the first quarter of 2018 was RMB179 million (US$29 million), compared to RMB139 million in the same period of 2017 and RMB238 million in the previous quarter. The change in the Group’s effective tax rate primarily reflects profitability changes in our subsidiaries with different tax rates, certain non-tax deductible losses including the share based compensation and fair value change in equity securities investments.

Net income attributable to Ctrip’s shareholders for the first quarter of 2018 was RMB1.1 billion (US$170 million), compared to RMB52 million in the same period in 2017 and RMB350 million in the previous quarter. Excluding share-based compensation charges and fair value changes of equity securities investments, Non-GAAP net income attributable to Ctrip’s shareholders was RMB2.1 billion (US$341 million), compared to RMB574 million in the same period in 2017 and RMB750 million in the previous quarter, primarily due to the net gain recognized from a number of investing activities.

Diluted earnings per ADS were RMB1.81 (US$0.29) for the first quarter of 2018. Excluding share-based compensation charges and fair value changes of equity securities investments, Non-GAAP diluted earnings per ADS were RMB3.48 (US$0.55) for the first quarter of 2018.

As of March 31, 2018, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB52.5 billion (US$8.4 billion).

New Accounting Standards

From January 1, 2018, the Company adopted the following new accounting standards.

1>          The “New Revenue Accounting Standard”

The new revenue standard (ASC 606) was effective from January 1, 2018 and the revenue of the first quarter of 2018 was reported under the new standard. We adopt the full retrospective transition approach which requires the financial statements for 2016 and 2017 to be retrospectively adjusted.

The new standard does not change the presentation of substantially all of the Company’ revenues, which continues to be reported on a net basis. However, the timing of revenue recognition for certain revenue streams is changed under the new standard. In particular, revenue for accommodation reservation services, which used to be recognized after end-users completed their stays, is changed to be recognized when the reservation becomes non-cancellable. Revenue for packaged-tour services, which used to be recognized when packaged-tours were completed, is changed to be recognized on the departure date of the tours.

Although the change in timing of revenue recognition does not have a significant impact to the Company’s 2017 annual revenue and net income, the effects on quarterly revenue and net income are more significant due to the seasonality of the Company’s business. The key line items of our quarterly operation results of 2017 that were previously released have been adjusted as follows:

	Quarter Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
	RMB (million)
Revenues:
Accommodation reservation	2,023	2,326	2,998	2,184
Transportation ticketing	2,875	2,993	3,428	2,925
Packaged-tour	709	640	1,075	549
Corporate travel	144	199	203	207
Others	342	347	472	354
Total revenues	6,093	6,505	8,176	6,219
Net revenues	6,045	6,459	8,119	6,173
Gross profit	4,856	5,334	6,816	5,112
Income from operations	374	687	1,579	303
Net income attributable to Ctrip.com International, Ltd.	52	359	1,394	350
Income from operations (Non-GAAP)	896	1,215	1,963	703
Net income attributable to Ctrip.com International, Ltd. (Non-GAAP)	574	887	1,778	750

2>          The “New Financial Instruments Accounting Standard”

The Company adopted the new financial instruments accounting standard from January 1, 2018 and approximately RMB6.3 billion of accumulated other comprehensive income, reflective of the net unrealized gain for the available-for-sale equity securities that existed as of December 31, 2017 was reclassified into retained earnings upon the initial adoption. After the adoption of this new accounting standard, the Company measures its available-for-sale equity securities at fair value with gains or losses recorded through the income statements, which could vary significantly from quarter to quarter. The impact of applying this new standard for the first quarter of 2018 resulted in a decrease of approximately RMB0.7 billion in net income, net of tax of RMB0.1 billion.

Business Outlook

For the second quarter of 2018, the Company expects the net revenue growth to continue at a year-on-year rate of approximately 12%-17%, which is calculated on the estimated net revenue of the second quarter of 2018 under the new revenue recognition standard and the net revenue of the second quarter of 2017 retrospectively adjusted. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on May 22, 2018 (or 8:00AM on May 23, 2018 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at http://ir.ctrip.com. The call will be archive for twelve months at this website.

Listeners may access the call by dialing the following numbers:

US:	+1-855-8219-305 or +1-240-254-3156
Hong Kong:	+852- 3077-3569
China:	800-820-8527 or 400-612-6501
International:	+65-6653-5870
Passcode:	47931460#

For pre-registration, please click
http://event.onlineseminarsolutions.com/wcc/r/1674230-1/207A165A8E0CEB83CA17F9EEB0EDB823

A telephone replay of the call will be available after the conclusion of the conference call until May 30, 2018. The dial-in details for the replay:

International dial-in number:	+65-6653-5846
Passcode:	515080321#

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Ctrip operates, failure to successfully develop Ctrip’s existing or future business lines, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, other income, income tax expenses, net income attributable to Ctrip’s shareholders, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible, and fair value changes of equity securities investments, net of tax, recorded under ASU 2016-1. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges and fair value changes of equity securities investments that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 196455
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Consolidated Balance Sheets

	December 31, 2017 RMB (million)	March 31, 2018 RMB (million)	March 31, 2018 USD (million)
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	18,243	17,253	2,751
Restricted cash	1,749	1,119	178
Short-term investments	28,130	34,123	5,440
Accounts receivable, net *	4,749	5,178	825
Prepayments and other current assets	6,547	8,642	1,378

Total current assets	59,418	66,315	10,572

Long-term deposits and prepayments	840	686	109
Land use rights	97	96	15
Property, equipment and software	5,616	5,785	922
Investments	25,574	25,224	4,021
Goodwill	56,246	56,488	9,006
Intangible assets	13,750	13,715	2,186
Other long-term receivable	237	230	37
Deferred tax assets	462	642	102

Total assets	162,240	169,181	26,970

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	16,316	20,576	3,280
Accounts payable	7,459	9,416	1,501
Salary and welfare payable	3,465	3,345	533
Taxes payable	927	1,048	167
Advances from customers	7,868	6,254	997
Accrued liability for customer reward program	610	588	94
Other payables and accruals	5,517	6,042	963

Total current liabilities	42,162	47,269	7,535

Deferred tax liabilities *	3,895	3,786	604
Long-term debt	29,220	29,072	4,635
Other long-term liabilities	348	340	54

Total liabilities	75,625	80,467	12,828

SHAREHOLDERS’ EQUITY
Share capital	5	5	1
Additional paid-in capital	71,341	71,885	11,460
Statutory reserves	384	384	61
Accumulated other comprehensive income **	80	479	76
Retained Earnings * / **	15,137	16,197	2,582
Treasury stock	(2,111)	(2,111)	(337)

Total Ctrip.com International, Ltd. shareholders’ equity	84,836	86,839	13,843

Noncontrolling interests	1,779	1,875	299

Total shareholders’ equity	86,615	88,714	14,142

Total liabilities and shareholders’ equity	162,240	169,181	26,970

* The new revenue standard (ASC 606) was effective from January 1, 2018 and the revenue of the first quarter of 2018 was reported under new standard. We adopt the full retrospective approach under which, the revenue and other major line items of consolidated statements of comprehensive income and related items of balance sheet of the comparable periods were restated accordingly. The impact of applying this new standard for the first quarter and fourth quarter of 2017 resulted in a decrease of approximately RMB40 million and RMB0.2 billion in net revenue, respectively. Meanwhile, as of December 31, 2017, accounts receivable and retained earnings increased with approximately RMB190 million. Deferred tax liabilities as of December 31, 2017 and income tax expenses of the first and fourth quarter of 2017 were restated accordingly.

** The Company adopted the new financial instruments accounting standard from January 1, 2018 and approximately RMB6.3 billion of accumulated other comprehensive income for the available-for-sale equity securities that existed as of December 31, 2017 was reclassified into retained earnings upon the initial adoption. After the adoption of this new accounting standard, the Company measured its available-for-sale equity securities at fair value with gains or losses recorded through the income statements, which could vary significantly from quarter to quarter. The impact of applying this new standard for the first quarter of 2018 resulted in a decrease of approximately RMB0.7 billion in net income, net of tax of RMB0.1 billion.

Ctrip.com International, Ltd.

Unaudited Consolidated Statements of Comprehensive Income

	Quarter Ended March 31, 2017 RMB (million)	Quarter Ended December 31, 2017 RMB (million)	Quarter Ended March 31, 2018 RMB (million)	Quarter Ended March 31, 2018 USD (million)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue*:
Accommodation reservation	2,023	2,184	2,487	397
Transportation ticketing	2,875	2,925	2,888	460
Packaged-tour	709	549	834	133
Corporate travel	144	207	180	29
Others	342	354	377	60

Total revenue	6,093	6,219	6,766	1,079

Less: Sales tax and surcharges	(48)	(46)	(35)	(6)

Net revenue	6,045	6,173	6,731	1,073

Cost of revenue	(1,189)	(1,061)	(1,244)	(198)

Gross profit	4,856	5,112	5,487	875

Operating expenses:
Product development ***	(1,963)	(2,074)	(2,160)	(344)
Sales and marketing ***	(1,881)	(2,034)	(2,091)	(333)
General and administrative ***	(638)	(701)	(646)	(103)

Total operating expenses	(4,482)	(4,809)	(4,897)	(780)

Income from operations	374	303	590	95

Interest income	130	336	480	77
Interest expense	(260)	(324)	(322)	(51)
Other (expense)/income **	(88)	337	397	63

Income before income tax expense, equity in income of affiliates and non-controlling interests	156	652	1,145	184

Income tax expense * / **	(139)	(238)	(179)	(29)
Equity in income/(loss) of affiliates	27	(98)	78	12

Net income	44	316	1,044	167

Net loss attributable to non-controlling interests	8	34	16	3

Net income attributable to Ctrip.com International, Ltd.	52	350	1,060	170

Comprehensive income attributable to Ctrip.com International, Ltd. **	1,203	2,374	1,459	233

Earnings per ordinary share
- Basic	0.81	5.18	15.47	2.47
- Diluted	0.77	4.99	14.49	2.31

Earnings per ADS
- Basic	0.10	0.65	1.93	0.31
- Diluted	0.10	0.62	1.81	0.29

Weighted average ordinary shares outstanding
- Basic	64,940,107	67,498,755	68,506,090	68,506,090
- Diluted	68,483,538	73,845,325	75,855,705	75,855,705

*** Share-based compensation included in Operating expense above is as follows:

Product development	283	214	210	34
Sales and marketing	49	40	35	6
General and administrative	190	146	131	21

** Fair value changes of equity securities investments included in Net income is as follow:

Fair value loss of equity securities investments, net of tax	—	—	688	110

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB (million), except % and per share information)

	Quarter Ended March 31, 2018
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Share-based compensation included in Operating expense is as follows:
Product development	(2,160)	32%	210	3%	(1,950)	29%
Sales and marketing	(2,091)	31%	35	1%	(2,056)	31%
General and administrative	(646)	10%	131	2%	(515)	8%
Total operating expenses	(4,897)	73%	376	6%	(4,521)	67%

Income from operations	590	9%	376	6%	966	14%

Fair value changes of equity securities investments, net of tax	(688)	10%	688	10%	—	0%

Net income attributable to Ctrip’s shareholders	1,060	16%	1,064	16%	2,124	32%

Diluted earnings per ordinary share (RMB)	14.49		13.34		27.83

Diluted earnings per ADS (RMB)	1.81		1.67		3.48

Diluted earnings per ADS (USD)	0.29		0.26		0.55

	Quarter Ended December 31, 2017
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Share-based compensation included in Operating expense is as follows:
Product development	(2,074)	34%	214	3%	(1,860)	30%
Sales and marketing	(2,034)	33%	40	1%	(1,994)	32%
General and administrative	(701)	11%	146	2%	(555)	9%
Total operating expenses	(4,809)	78%	400	6%	(4,409)	71%

Income from operations	303	5%	400	6%	703	11%

Net income attributable to Ctrip’s shareholders	350	6%	400	6%	750	12%

Diluted earnings per ordinary share (RMB)	4.99		5.42		10.41

Diluted earnings per ADS (RMB)	0.62		0.68		1.30

Diluted earnings per ADS (USD)	0.10		0.10		0.20

	Quarter Ended March 31, 2017
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Share-based compensation included in Operating expense is as follows:
Product development	(1,963)	32%	283	5%	(1,680)	28%
Sales and marketing	(1,881)	31%	49	1%	(1,832)	30%
General and administrative	(638)	11%	190	3%	(448)	7%
Total operating expenses	(4,482)	74%	522	9%	(3,960)	66%

Income from operations	374	6%	522	9%	896	15%

Net income attributable to Ctrip’s shareholders	52	1%	522	9%	574	10%

Diluted earnings per ordinary share (RMB)	0.77		7.55		8.32

Diluted earnings per ADS (RMB)	0.10		0.94		1.04

Diluted earnings per ADS (USD)	0.01		0.14		0.15

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.2726 on March 30, 2018 published by the Federal Reserve Board.